OMB APPROVAL
                                             ---------------------------------
                                             OMB number              3235-0145
                                             Expires:         October 31, 1994
                                             Estimated average burden
                                             hours per response.......   14.90



                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G
                               ------------

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                 Minnesota Mining & Manufacturing Company
               --------------------------------------------
                             (Name of Issuer)

                               Common Stock
               --------------------------------------------
                      (Title Of Class of Securities)

                                 604059105
                           ---------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 604059105                    13G                   PAGE 2 OF 5 PAGES
-----------------------------

  1  NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Merrill Lynch, Pierce, Fenner & Smith Incorporated

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                       (a) [ ]
                                                                       (b) [ ]

  3  SEC USE ONLY

  4  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                           5      SOLE VOTING POWER

      NUMBER OF                       None

        SHARES             6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       14,938,254
        EACH
                           7      SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                      None

                           8      SHARED DISPOSITIVE POWER

                                      14,938,254

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,938,254

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             3.7%

12   TYPE OF REPORTING PERSON*

             BD, CO

                   *SEE INSTRUCTION BEFORE FILLING OUT!



                               SCHEDULE 13G


Item 1 (a) Name of Issuer:

           Minnesota Mining and Manufacturing Company

Item 1 (b) Address of Issuer's  Principal Executive Offices:

           3M Center
           St. Paul, Minnesota 55144

Item 2 (a) Names of Person Filing:

           Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 2 (b) Address of Principal Business Office, or, if None, Residence:

           Merrill Lynch, Pierce, Fenner & Smith Incorporated
           World Financial Center, North Tower
           250 Vesey Street
           New York, New York  10281

Item 2 (c) Citizenship:

           See Item 4 of Cover Pages

Item 2 (d) Title of Class of Securities:

           See Cover Page

Item 2 (e) CUSIP Number:

           See Cover Page

Item 3

      Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is a broker-dealer registered under Section 15 of the Act. MLPF&S is a sponsor of various unit investment trusts ("UITs") which invest in equity securities of the Company. The UITs have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities reported herein.

Item 4     Ownership

      (a) Amount Beneficially Owned: See Item 9 of Cover Pages. Pursuant to Section 240.13d-4, MLPF&S (the "Reporting Person") disclaims beneficial ownership of the securities of the Company referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Company covered by this statement, other than certain securities of the Company held in MLPF&S proprietary accounts.


                             Page 3 of 5 Pages


       (b) Percent of Class:

                       See Item 11 of Cover Pages

       (c) Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote:

                       See Item 5 of Cover Pages

               (ii)  shared power to vote or to direct the vote:

                       See Item 6 of Cover Pages

              (iii)  sole power to dispose or to direct the disposition of:

                       See Item 7 of Cover Pages

               (iv)  shared power to dispose or to direct the disposition of:

                       See Item 8 of Cover Pages

Item 5     Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / X /

Item 6     Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not Applicable

Item 8     Identification and Classification of Members of the Group.

           Not Applicable

Item 9     Notice of Dissolution of Group.

           Not Applicable




                             Page 4 of 5 Pages


Item 10    Certification.

      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 9, 1998

                                   Merrill Lynch, Pierce, Fenner &
                                   Smith Incorporated

                                     /s/ Andrea Lowenthal
                                   -----------------------------------
                                   Name: Andrea Lowenthal
                                   Title: Attorney-in-fact(*)



------------
  (*) Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit C to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1995 with respect to Woolworth Corporation.